Mansour Khatib

Chief Executive and Financial Officer

GBT Technologies Inc.

8557 West Knoll Drive

West Hollywood, CA 90069

August 19, 2024

VIA EDGAR

Blaise Rhodes

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: GBT Technologies Inc.

Form 10-K for Fiscal Year Ended December 31, 2023

File No. 000-54530

Dear Mr. Rhodes:

In response to the comment letter dated August 14, 2024, regarding GBT Technologies Inc.’s Form 10-K for the fiscal year ended December 31, 2023, we respectfully submit the following response:

Comment 1:

Please make arrangements with your auditor for them to revise their report to cover the balance sheets of GBT Technologies, Inc. as of December 31, 2023, and December 31, 2022, the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes. Refer to Rules 2-02 and 8-02 of Regulation S-X.

Response:

We have reviewed the SEC’s comment and have taken the necessary action to address the issue. Specifically, we have filed an amended Form 10-K (Form 10-K/A) on August 19, 2024, which includes the revised auditor’s report. The revised report now appropriately covers the balance sheets of GBT Technologies Inc. as of December 31, 2023, and December 31, 2022, as well as the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the years then ended, along with the related notes.

We believe that the amended filing fully addresses the SEC’s comment. Please let us know if further clarification or additional information is required.

Thank you for your attention to this matter. Should you have any further questions or require additional information, please do not hesitate to contact me at +1 (310) 430-0180 or via email at mansourkhatib@gmail.com.

Sincerely,

/s/ Mansour Khatib

Mansour Khatib

Chief Executive and Financial Officer

GBT Technologies Inc.